Mail Stop 4561

May 10, 2006

By U.S. Mail and Facsimile to (513) 534-3945

Mr. R. Mark Graf
Senior Vice President and Chief Financial Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, OH 45263

Re: Fifth Third Bancorp
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 16, 2006
File No. 000-08076

Dear Mr. Graf:

We have reviewed your response dated March 31, 2006, and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Note 8: Derivatives, page 68</u>

1. Please address the following regarding your response to our prior comment 6, regarding your fair value hedges of forward sales of mortgage loans:

    - Please provide us your contemporaneous documentation of a hedge relationship that is typical of the hedging strategy of your forecasted sales of residential mortgage loans, consistent with the requirements of EITF Topic D-102.

- Please tell us the hedging period for this strategy. Tell us whether you document a hedge period that is shorter than the term of the loan, and if so, tell us what period you use. Refer to question 2 of DIG F11.
- Your response indicates that you prepare an analysis of notional mortgage loans and forward contracts on a daily basis to ensure that hedge accounting is not applied to amounts in excess of the aggregate mortgage loan balance. Tell us if you mean that you have a one day hedge period and are thereby redesignating the hedge everyday.
- Please clarify what it means for you to "record the fair value of an overhedged position (resulting solely from the excess notional of forward contracts) through earnings." If you are not redesignating everyday and thereby dedesignating the overhedge, please tell us whether the amount recognized in earnings represents hedge ineffectiveness, and if so why you believe these hedges met the requirements of paragraph 65.
- Please describe for us more specifically the terms of the forward contracts you use in this hedge strategy. For example, are these forward contracts to sell MBS TBA's, that have terms consistent with the terms of the loans, being hedged with these contracts, and if so what are the settlement terms of these contracts (i.e. 30, 60 or 90 day).
- You state that "any change in the fair value of the forward contracts is based solely on the forward price of the contracts. Please clarify whether this statement means that your believe it is appropriate to hedge expected cash flows of a forecasted transaction based on the forward price of the loan in this fair value hedge strategy. If so, explain why. If not, tell us why that the difference between the forward price and the current price of the loans held does not create hedge ineffectiveness. Tell us whether you have documented that you will recognize differences between the spot and forward price directly in earnings, consistent with paragraph 63.
- We note that you segregate loans by interest rate with corresponding pools of forward contracts. Please tell us the how other loan attributes, such as term and prepayment terms, are considered in the pooling of the loans.

2. We note your response to our prior comment 7. We note that you have applied shortcut hedge accounting to your trust preferred hedging strategy. We do not believe that the interest payment deferral option with your interest rate swap meet the requirements of paragraph 68(b). Revise your financial statements to reflect the accounting for this swap without hedge accounting from inception.

Note 17: Common Stock and Treasury Stock, page 69

3. We note your response to our prior comment 8. Please tell us if there were circumstances in which the counterparty to your forward contract had the ability to require you to settle the contract in cash or shares. If the counterparty could

require cash settlement of the contract, please tell us how this feature was considered in your determination that the contract should be accounted for as equity.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with drafts of your intended revisions with your response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Staff Accountant, Margaret Fitzgerald, at (202) 551-3556 or me at (202) 551-3494 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief